Mail Stop 4720

October 7, 2010

Anthony R. Cole
Principal Financial Officer
BCSB Bancorp, Inc.
4111 E. Joppa Road, Suite 300
Baltimore, MD 21236

> **Re:** **BCSB Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **September 30, 2009**
> **File No. 0-53163**

Dear Mr. Cole:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Amit Pande
Accounting Branch Chief